Pernod Ricard

03 JAN -2 AM 8:21

03003157

AP/DD/430.2002

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

SUPPL

For the attention of Mrs Felicia KUNG

Ref : 82-3361
Subject : Exemption Request for ADR's under Rule 12g3-2 (b)

December 18, 2002

Dear Mrs KUNG,

We are pleased to inform you that, in his meeting dated December, 17, 2002, the board of directors of our Company decided to pay an interim dividend of Euro 0,90 per share, for the 2002 fiscal year.

This payment will be paid on Tuesday the 14th of January, 2003.

Yours sincerely,

Laurent LACASSAGNE
Chief Financial Officier

PROCESSED
FEB 03 2003
THOMSON FINANCIAL

CC : Gérard LEROUX
Antoine PERNOD